UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROFIT SHARING PLAN OF QUEST DIAGNOSTICS INCORPORATED

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
500 PLAZA DRIVE
SECAUCUS, NJ 07094

The Profit Sharing Plan of Quest Diagnostics Incorporated
As of December 31, 2018 and 2017
Index to Financial Statements and Supplemental Schedule

Page
Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2018	9

Signature	14

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are no longer applicable.

Exhibit
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
The Profit Sharing Plan of Quest Diagnostics Incorporated

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2018 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2008.

Hartford, Connecticut
June 27, 2019

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017
(in thousands)

	2018	2017
Assets
Cash	$638	$—
Investments, at fair value	3,783,548	4,142,532
Notes receivable from participants	88,565	88,458
Investment related receivables	966	214
Plan assets	3,873,717	4,231,204

Liabilities
Investment related payables	774	78
Net assets available for benefits	$3,872,943	$4,231,126

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2018
(in thousands)

Additions:
Investment Income / (Loss)
Net depreciation in fair values of investments	$(472,360)
Dividends and interest	236,351
Total investment loss	(236,009)

Interest income on notes receivable from participants	4,322

Contributions
Employer	81,581
Participants	162,143
Total contributions	243,724

Total additions	12,037

Deductions:
Benefits paid to participants	382,126
Administrative expenses	1,063
Total deductions	383,189

Net decrease	(371,152)

Net transfer from other plans	12,969

Net assets available for benefits:
Beginning of year	4,231,126

End of year	$3,872,943

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2018 and 2017
Notes to Financial Statements (dollars in thousands)

1.    Description of the Plan

Background - The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) is a defined contribution plan established by Quest Diagnostics Incorporated (the “Company” or the “Plan Sponsor”) to provide its eligible employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

On January 10, 2018 the Medfusion 401(k) Plan merged into the Plan. As a result, plan assets of $12,969 were transferred to the Plan.

Eligibility and Participant Contributions - All eligible employees who have completed one month of service, as defined, may participate in the Plan. Participants may contribute an amount between 1% and 35% of their eligible compensation, as defined, for the contribution period. Catch-up contributions, as defined in the Internal Revenue Code, are permissible for eligible participants. Participants may modify their contribution percentage at any time.

Employer Matching Contributions - The Company matches 100% of a participant's contribution, up to 5% of eligible compensation, in cash after the participant completes 12 months of service, as defined, with the Company. Company contributions are remitted to the Plan at the same time that the corresponding participants' contributions are remitted.

Participant Accounts - A separate individual account is established for each participant in the Plan. Each participant's account is credited with the participant's contributions and the Company's matching contributions, plus actual earnings thereon. Earnings are allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

Vesting - Participants immediately vest in their voluntary contributions and Company contributions plus actual earnings thereon. Certain participants who were active in plans sponsored by previous employers have vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

Investment Options - Participants may elect to have their voluntary contributions and Company matching contributions invested in any or all of the available investment options, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants may also elect to have their voluntary contributions and Company matching contributions invested in shares of the Company's common stock. Participants have the ability to modify their investment elections daily, subject to certain short-term trading restrictions imposed by FMRC and the Company's securities trading policy, which prohibits trading in the Company's common stock on a short-term basis and while in possession of material non-public information about the Company.

Participants cannot contribute greater than 25% per pay period of pre-tax contributions into Quest Diagnostics common stock. In addition, participants can transfer monies into Quest Diagnostics stock only to the extent the percentage of holdings in Quest Diagnostics stock after the transfer remains below 25% of the participant's entire account balance.

Participants may elect to receive their dividends on investments in Quest Diagnostics stock as a taxable cash payment or to have those dividends automatically reinvested.

Distribution Options - Participants can elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a lump sum distribution, a direct rollover into another eligible retirement plan or traditional individual retirement account, installment payments, or for appropriate assets, an annuity.

Withdrawals - Withdrawals may be made for qualified emergencies, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½, subject to certain limitations as defined by the Plan.

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2018 and 2017
Notes to Financial Statements (dollars in thousands) - continued

Forfeitures - Employer contributions in forfeited nonvested accounts may be used to reduce future employer contributions or pay the Plan's expenses. The forfeiture activity and account balance was not material as of December 31, 2018 and 2017.

Parties-in-Interest - Certain investments of the Plan, as of December 31, 2018 and 2017, are shares of mutual funds, a money market fund, and a collective fund managed by FMRC. These transactions qualify as party-in-interest transactions. As of December 31, 2018 and 2017, investments with a fair value of $3,094,673 and $3,331,875, respectively, were managed by FMRC.

The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics stock transactions qualify as party-in-interest transactions. As of December 31, 2018 and 2017, the total fair value of the Plan's investment in Quest Diagnostics stock was $262,047 and $328,501, respectively. During 2018, there were no purchases of Quest Diagnostics stock by the Plan and sales of Quest Diagnostics stock were $19,943.

In addition, the Plan receives revenue sharing credits, as described below, which is considered a party-in-interest transaction.

Revenue Sharing Credits - A portion of the operating expenses and management fees are paid by the Plan using revenue sharing credits which are included in net depreciation in fair values of investments.  Any amount in excess of the fees is allocated to participant accounts.  For the year ended December 31, 2018, $619 of the revenue sharing credits were used for permissible management and recordkeeping fees and $4,957 was allocated to participant accounts.

Notes Receivable from Participants - Participants are permitted to obtain loans in amounts not less than one thousand dollars and up to the lesser of (1) fifty thousand dollars, subject to certain limitations as defined by the Plan, or (2) 50% of the participant's vested portion of their account value. Except with respect to pre-existing loans transferred or merged into the Plan, a participant may have only one outstanding loan at a time and loans are repayable over a period of up to five years, unless the proceeds are used to purchase a primary residence, in which case a period of up to ten years is permitted. Loans are secured by one-half of a participant's vested account balance and bear interest at prime plus 1%. Rates range from 3.75% to 10.25%; maturities vary by participant. Principal and interest are repaid to the Plan through payroll deductions for active employees. Participants can elect to pay the entire outstanding balance of a loan directly to Fidelity Management Trust Company ("FMTC"). Actively employed participants can also submit a partial loan repayment directly to FMTC outside the normal payroll deductions, accelerating the payoff date. Participants who are no longer active employees may continue to repay outstanding loan balances directly to FMTC.

In addition, notes receivable from participants qualify as party-in-interest transactions. As of December 31, 2018 and 2017, the carrying value of the Plan's notes receivable from participants was $88,565 and $88,458, respectively.

Plan Administration - The Plan Administrator is the Benefits Administration Committee, which is appointed by the Company's Board of Directors. The Plan's trustee and recordkeeper for the Plan investments are FMTC and Fidelity Investments Institutional Operations Company, Inc., respectively.

Tax Status - The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated September 22, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan Sponsor believes that the Plan, which has been amended since the IRS determination, continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes that the Plan is qualified and related trust is tax-exempt.

Accounting principles generally accepted in the United States (“US GAAP”) requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2018 and 2017
Notes to Financial Statements (dollars in thousands) - continued

Administrative Expenses - Accounting fees and certain administrative expenses of the Plan may be paid by the Plan or the Company. Loan origination and certain distribution fees are charged against participant accounts.

Management Fees - Management fees and operating expenses charged to the Plan for investments in the Plan are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Plan Termination - The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if Company contributions are completely discontinued.

2.    Summary of Significant Accounting Policies

Basis of Presentation - The Plan maintains its financial records on the accrual basis of accounting.

Reclassifications - Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for participant-directed investment of their voluntary contributions and Company matching contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in these risks could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Benefits paid to participants - Benefits payments to participants are recorded when paid.

Valuation of Investments - Investments are stated at fair value at year end. Refer to Note 3 for additional information related to the valuation of Plan investments.

Security Transactions and Income - Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from investments is recorded as earned on an accrual basis.

Net depreciation in fair values of investments represents the Plan's net realized and unrealized gains (losses) on investments held by the Plan.

Notes Receivable from Participants - Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis.

New Accounting Standard To Be Adopted - In August 2018, the Financial Accounting Standards Board issued an Accounting Standards Update (“ASU”) to amend the disclosure requirements for fair value measurements to remove disclosures that are no longer considered cost beneficial, clarify the specific requirements of disclosure and add disclosure requirements identified as relevant.  This ASU is effective for the Plan for annual and interim periods beginning after December 15, 2019 and early adoption is permitted. The impact of adoption is currently being evaluated.

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2018 and 2017
Notes to Financial Statements (dollars in thousands) - continued

3.    Fair Value Measurements

Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, and are determined by either the principal market or the most advantageous market.

Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest. During the year ended December 31, 2018 there was no transfer between levels.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following table provides a summary of the assets in the Plan that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements
December 31, 2018	Total	Level 1	Level 2	Level 3
Mutual funds	$3,051,441	$3,051,441	$—	$—
Quest Diagnostics stock	262,047	262,047	—	—
Other common stock	173,657	173,657	—	—
Preferred stock	1,803	1,803	—	—
Money market fund	66,143	66,143	—	—
Subtotal	$3,555,091	$3,555,091	$—	$—

Investments measured at NAV as a practical expedient: (A)	228,457

Total investments, at fair value	$3,783,548

December 31, 2017	Total	Level 1	Level 2	Level 3
Mutual funds	$3,536,607	$3,536,607	$—	$—
Quest Diagnostics stock	328,501	328,501	—	—
Money market fund	52,438	52,438	—	—
Subtotal	$3,917,546	$3,917,546	$—	$—

Investments measured at NAV as a practical expedient: (A)	224,986

Total investments, at fair value	$4,142,532

The Profit Sharing Plan of Quest Diagnostics Incorporated
December 31, 2018 and 2017
Notes to Financial Statements (dollars in thousands) - continued

(A)    Certain investments, including the Collective Funds, that were measured at fair value using the net asset value ("NAV") per share (or its equivalent) practical expedient were not classified in the fair value hierarchy. There are no unfunded commitments or redemption restrictions related to these investments.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used as of December 31, 2018 and 2017.

Mutual Funds: Valued at the NAV of shares held by the Plan at year end reported on an active market.

Quest Diagnostics Stock, Other Common Stock and Preferred Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Funds: Valued at NAV per unit as determined by the trustee at year end. The NAV is used as a practical expedient to estimate fair value.

Money Market Fund: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.     Subsequent Events

Following the acquisition of Mobile Medical Examination Service, Inc. by the Plan Sponsor, the MEDXM 401(k) Plan was merged into the Plan effective March 2019 with participant account balances totaling $1,228. Also, following the acquisition of Cleveland Heart Lab, Inc. by the Plan Sponsor, the Cleveland Heart Lab 401(k) Plan was merged into the Plan effective May 2019 with participant account balances of $5,439 and notes receivable from participants of $468.

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2018 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Vanguard Total International Stock Index Fund Institutional Shares	Mutual Funds	***	$23,639
	Invesco Global Real Estate Fund - R5 class	Mutual Funds	***	9,388
	DFA U.S. Small Cap Value Portfolio Institutional Class	Mutual Funds	***	62,262
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Funds	***	23,589
	Vanguard Total Bond Market Index Fund - Institutional Plus Share Class	Mutual Funds	***	103,171
	MFS Global Equity Fund Class R4	Mutual Funds	***	15,460
*	Fidelity Contrafund Class K	Mutual Funds	***	244,205
*	Fidelity Diversified International Fund Class K	Mutual Funds	***	80,839
*	Fidelity Low-Priced Stock Fund Class K	Mutual Funds	***	84,368
*	Fidelity OTC Portfolio Class K	Mutual Funds	***	138,540
*	Fidelity Freedom K 2005 Fund	Mutual Funds	***	4,770
*	Fidelity Freedom K 2010 Fund	Mutual Funds	***	22,472
*	Fidelity Freedom K 2015 Fund	Mutual Funds	***	74,546
*	Fidelity Freedom K 2020 Fund	Mutual Funds	***	228,317
*	Fidelity Freedom K 2025 Fund	Mutual Funds	***	301,885
*	Fidelity Freedom K 2030 Fund	Mutual Funds	***	292,625
*	Fidelity Freedom K 2035 Fund	Mutual Funds	***	227,738
*	Fidelity Freedom K 2040 Fund	Mutual Funds	***	171,289
*	Fidelity Freedom K 2045 Fund	Mutual Funds	***	123,583
*	Fidelity Freedom K 2050 Fund	Mutual Funds	***	71,070
*	Fidelity Freedom K 2055 Fund	Mutual Funds	***	27,222
*	Fidelity Freedom K 2060 Fund	Mutual Funds	***	6,455
*	Fidelity Freedom K Income Fund	Mutual Funds	***	16,274
*	Fidelity Puritan Fund Class K	Mutual Funds	***	334,482
*	Fidelity 500 Index Fund - Institutional Premium Class	Mutual Funds	***	361,843
	T Rowe Price Reserve Investment Fund	Mutual Funds	***	1,409
	Total Interest in Mutual Funds			$3,051,441

*	Fidelity Managed Income Portfolio II - Class 3	Collective Funds	***	$216,007
	Prudential Core Plus Bond Fund Class 5	Collective Funds	***	10,565
	State Street Short Term Investment Fund	Collective Funds	***	1,885
	Total Interest in Collective Funds			$228,457

*	Quest Diagnostics Inc.	Quest Diagnostics Stock	***	$262,047

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2018 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Activision Blizzard Inc	Other Common Stock	***	$408
	Alexion Pharmaceuticals Inc	Other Common Stock	***	534
	Alibaba Group Holding Ltd Spon ADR	Other Common Stock	***	1,531
	Alphabet Inc CL A	Other Common Stock	***	4,498
	Alphabet Inc CL C	Other Common Stock	***	2,189
	Amazon.Com Inc	Other Common Stock	***	7,669
	American International Group	Other Common Stock	***	1,072
	American Water Wrks Company	Other Common Stock	***	445
	Anthem Inc	Other Common Stock	***	1,248
	Apple Inc	Other Common Stock	***	1,445
	Applied Materials Inc	Other Common Stock	***	701
	Aptiv Plc	Other Common Stock	***	1,039
	ASML Hldg NV (NY Reg Shs) New York Registered Shar	Other Common Stock	***	345
	AT&T Inc	Other Common Stock	***	288
	Bank Of New York Mellon Corp	Other Common Stock	***	1,205
	Becton Dickinson & Co	Other Common Stock	***	2,511
	Boeing Co	Other Common Stock	***	6,152
	Brighthouse Financial Inc	Other Common Stock	***	347
	Bunge Limited	Other Common Stock	***	815
	Canadian Natl Resources Ltd	Other Common Stock	***	594
	Canadian Pac Railway Ltd	Other Common Stock	***	314
	Carnival Corp	Other Common Stock	***	607
	Centene Corp	Other Common Stock	***	586
	CF Industries Holdings Inc	Other Common Stock	***	727
	Chubb Ltd	Other Common Stock	***	1,735
	Cigna Corp	Other Common Stock	***	2,660
	Cisco Systems Inc	Other Common Stock	***	2,035
	Citigroup Inc	Other Common Stock	***	726
	Comcast Corp CL A	Other Common Stock	***	1,023
	CVS Health Corp	Other Common Stock	***	1,494
	Dollar General Corp	Other Common Stock	***	1,163
	DowDupont Inc	Other Common Stock	***	1,321
	Duke Energy Corp New	Other Common Stock	***	716
	EQT Corporation	Other Common Stock	***	298
	Equitrans Midstream Corp	Other Common Stock	***	293
	Evergy Inc	Other Common Stock	***	1,005
	Exxon Mobil Corp	Other Common Stock	***	1,913

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2018 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Facebook Inc CL A	Other Common Stock	***	$3,472
	Fidelity Natl Inform Svcs Inc	Other Common Stock	***	296
	Fifth Third Bancorp	Other Common Stock	***	1,301
	Fortive Corp	Other Common Stock	***	405
	Fortune Brands Home & Sec Inc	Other Common Stock	***	726
	Franklin Resources Inc	Other Common Stock	***	724
	General Electric Co	Other Common Stock	***	603
	Gilead Sciences Inc	Other Common Stock	***	801
	Global Payments Inc	Other Common Stock	***	1,015
	Hca Healthcare Inc	Other Common Stock	***	1,497
	Hess Corp	Other Common Stock	***	567
	Hilton Worldwide Holdings Inc	Other Common Stock	***	935
	Hologic Inc	Other Common Stock	***	799
	Honeywell Intl Inc	Other Common Stock	***	450
	Humana Inc	Other Common Stock	***	742
	IAC/Interactivecorp	Other Common Stock	***	445
	Illinois Tool Works Inc	Other Common Stock	***	764
	Intercontinental Exchange Inc	Other Common Stock	***	857
	International Paper Co	Other Common Stock	***	1,136
	Intuit Inc	Other Common Stock	***	1,602
	Intuitive Surgical Inc	Other Common Stock	***	2,123
	Johnson & Johnson	Other Common Stock	***	1,686
	Johnson Controls International Plc	Other Common Stock	***	1,174
	JPMorgan Chase & Co	Other Common Stock	***	3,169
	Kansas City Southern	Other Common Stock	***	396
	Kimberly Clark Corp	Other Common Stock	***	1,548
	Kohls Corp	Other Common Stock	***	388
	Las Vegas Sands Corp	Other Common Stock	***	1,047
	Lilly (Eli) & Co	Other Common Stock	***	959
	Loews Corp	Other Common Stock	***	950
	Magna Intl Inc	Other Common Stock	***	818
	Marsh & Mclennan Cos Inc	Other Common Stock	***	1,093
	Mattel Inc	Other Common Stock	***	172
	Maxim Integrated Products Inc	Other Common Stock	***	483
	Mcdonalds Corp	Other Common Stock	***	598
	Medtronic Plc	Other Common Stock	***	2,029
	Merck & Co Inc New	Other Common Stock	***	2,095
	Metlife Inc	Other Common Stock	***	1,065
	Microsoft Corp	Other Common Stock	***	9,001

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2018 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Morgan Stanley	Other Common Stock	***	$2,203
	Netflix Inc	Other Common Stock	***	1,025
	News Corp New Cl A	Other Common Stock	***	426
	Nextera Energy	Other Common Stock	***	82
	Nielsen Holdings Plc	Other Common Stock	***	595
	Nike Inc Cl B	Other Common Stock	***	838
	Northrop Grumman Corp	Other Common Stock	***	934
	Occidental Petroleum Corp	Other Common Stock	***	1,170
	Paypal Hldgs Inc	Other Common Stock	***	1,239
	Pepsico Inc	Other Common Stock	***	966
	Perrigo Co Plc	Other Common Stock	***	522
	Pfizer Inc	Other Common Stock	***	2,514
	PG&E Corp	Other Common Stock	***	556
	Philip Morris Intl Inc	Other Common Stock	***	1,992
	Qualcomm Inc	Other Common Stock	***	1,514
	Raytheon Co	Other Common Stock	***	612
	Red Hat Inc	Other Common Stock	***	2,002
	Restaurant Brands International Inc	Other Common Stock	***	598
	Ross Stores Inc	Other Common Stock	***	1,073
	Salesforce.Com Inc	Other Common Stock	***	1,288
	Schwab Charles Corp	Other Common Stock	***	1,583
	Sempra Energy	Other Common Stock	***	692
	Servicenow Inc	Other Common Stock	***	732
	Signature Bank	Other Common Stock	***	372
	Sl Green Realty Corp Reit	Other Common Stock	***	558
	Southern Co	Other Common Stock	***	1,699
	Southwest Airlines Co	Other Common Stock	***	1,230
	Spirit Aerosystem Hld Inc CL A	Other Common Stock	***	461
	Splunk Inc	Other Common Stock	***	769
	Stericycle Inc	Other Common Stock	***	332
	Stryker Corp	Other Common Stock	***	1,978
	TD Ameritrade Holding Corp	Other Common Stock	***	656
	TE Connectivity Ltd	Other Common Stock	***	640
	Tencent Holdings Ltd Uns Adr	Other Common Stock	***	2,175
	Tesla Inc	Other Common Stock	***	1,150
	Texas Instruments Inc	Other Common Stock	***	931
	The Booking Holdings Inc	Other Common Stock	***	1,693
	Thermo Fisher Scientific Inc	Other Common Stock	***	427
	Total Sa Spons Adr	Other Common Stock	***	2,290

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2018 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Transcanada Corp	Other Common Stock	***	$1,324
	Twenty First Century Fox CL B	Other Common Stock	***	2,030
	Tyson Foods Inc CL A	Other Common Stock	***	1,730
	United Parcel Service Inc CL B	Other Common Stock	***	898
	United Technologies Corp	Other Common Stock	***	434
	Unitedhealth Group Inc	Other Common Stock	***	2,854
	US Bancorp Del	Other Common Stock	***	1,489
	Verizon Communications Inc	Other Common Stock	***	1,961
	Vertex Pharmaceuticals Inc	Other Common Stock	***	1,531
	Visa Inc Cl A	Other Common Stock	***	4,349
	Vmware Inc Cl A	Other Common Stock	***	1,444
	Vulcan Materials Co	Other Common Stock	***	188
	Walmart Inc	Other Common Stock	***	1,298
	Waste Connections Inc	Other Common Stock	***	707
	Wellcare Health Plans Inc	Other Common Stock	***	522
	Wells Fargo & Co	Other Common Stock	***	2,890
	Weyerhaeuser Co	Other Common Stock	***	739
	Workday Inc Cl A	Other Common Stock	***	827
	Zimmer Biomet Hldgs Inc	Other Common Stock	***	342
	Total Interest in Other Common Stock			$173,657

	Becton Dickinson & Co PC Ser A 6.125% 5/01/20	Preferred Stock	***	$207
	Nextera Energy Inc PC 6.123% 9/01/19	Preferred Stock	***	877
	Sempra Energy PC 6.75% 7/15/21	Preferred Stock	***	134
	Sempra Energy Ser A PC 6% 01/15/21 Pfd	Preferred Stock	***	585
	Total Interest in Preferred Stock			$1,803

*	Fidelity Investments Money Market Government Portfolio - Institutional Class	Money Market Fund	***	$66,143

	Investments at Fair Value			$3,783,548

*	Loans to participants**	Loans		$88,565

	Total			$3,872,113

*	Party-in-interest to the Plan.
**	Rates range from 3.75% to 10.25%; maturities vary by participant.
***	The cost of participant-directed investments is not required to be disclosed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of The Profit Sharing Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 27, 2019

The Profit Sharing Plan of Quest Diagnostics Incorporated

By:	/s/ Mark J. Guinan
Mark J. Guinan
Executive Vice President, Chief Financial Officer and Member of the Quest Diagnostics Incorporated Benefits Administration Committee